SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2020
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20

Publicly-Held Company

CVM Registration No. 1431-1

SEC (CUSIP) Registration 20441B407 – Preferred “B”

SEC (CUSIP) Registration 20441B308 – Common

LATIBEX Registration 29922 – Preferred “B”

NOTICE TO THE MARKET

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and sells power, with shares listed on the B3 (CPLE3, CPLE5, CPLE6), the NYSE (ELPVY, ELP) and the LATIBEX (XCOP), pursuant to Article 12 of CVM Instruction No. 358/02, hereby announces to its shareholders and the market in general that it has received from BlackRock, Inc. (“BlackRock”), on behalf of some of its clients, as a third-party asset manager, the information that it has increased its consolidated interest to 4,917,566 class B preferred shares and 4,019,241 American Depositary Receipts (“ADR”), representing class B preferred shares, totaling 8,936,807 class B preferred shares, corresponding to approximately 6,96% of all class B preferred shares issued by the Company, as shown below.

Curitiba, June 03, 2020

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

Companhia Paranaense de Energia - COPEL

Rua Coronel Dulcídio, 800 - 3° andar

CEP.: 80210-220

Curitiba, PR, Brasil

For the attention of: Mr. Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

Phone: 55 (41) 3310-5115

Fax.: 55 (11) 3331-3136

E-mail: ri@copel.com

June 03, 2020

Companhia Paranaense de Energia - COPEL – Disclosure of Material Shareholding Acquisition

Dear Sir/Madam,

1

BlackRock, lnc. (“BlackRock”) hereby informs, on behalf of some of its clients, as a third-party asset manager, that it has acquired class B preferred shares issued by Companhia Paranaense de Energia - COPEL (“Company”), and therefore, on May 29, 2020, its consolidated interests reached 4,917,566 class B preferred shares and 4,019,241 American Oepositary Receipts (“ADR”), representing class B preferred shares, totaling 8,936,807 class B preferred shares, corresponding to approximately 6,96% of all class B preferred shares issued by the Company, and 337,240 derivative financial instruments referenced to class B preferred shares with financial settlement, corresponding to approximately 0.26% of all class B preferred shares issued by the Company.

2

In compliance with the provisions of Article 12 of Instruction No. 358 issued by the Brazilian Securities and Exchange Commission (“CVM”), on January 3, 2002, as amended, BlackRock hereby requests the Company’s Investor Relations Officer to disclose the following information to the CVM and other relevant bodies:

	(i)	BlackRock is headquartered at 55 East 52nd Street, New York City, New York State 10022-0002, United States of America;
(ii)

the consolidated interests held by BlackRock is 4,917,566 class B preferred shares and 4,019,241 ADRs, representing class B preferred shares, totaling 8,936,807 class B preferred shares, corresponding to approximately 6.96% of all class B preferred shares issued by the Company, and 337,240 derivative financial instruments referenced to class B preferred shares with financial settlement, corresponding to approximately 0.26% of all class B preferred shares issued by the Company, as indicated in item 1 above;

(iii)

the objective of the aforementioned change in shareholding interest is strictly for investment purposes, and is not intended to change the shareholding control or the administrative structure of the Company; and

	(iv)	BlackRock has not entered into any contracts or agreements to regulate the exercise of voting rights or the purchase and sale of securities issued by the Company.

            We remain at your disposal to provide any additional clarifications or comments on the matter that may be required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date June 3, 2020

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.